The High Yield Plus Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 16, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-CSR

To the Securities and Exchange Commission:

This letter is intended to respond to telephone comments given by Ms. Christine D’Angelo of the SEC staff (the “Staff”) to Ms. Grace C. Torres, the Treasurer of The High Yield Plus Fund, Inc. (the “Fund” or the “Registrant”) on June 18, 2008, with respect to Form N-CSR filed by the Fund via EDGAR on June 6, 2008, for the fiscal year ended March 31, 2008. The Staff’s comments and the Fund’s responses are set forth below.

1.	Comment

In the “Letter to Shareholders” appearing on page 2 of the Fund’s Annual Report, the Fund’s total returns based on market value for the applicable time periods (six months, one year and three years) should be provided.

Response

Future shareholder reports for the Fund will include performance data based on market value, in addition to returns based on net asset value (NAV).

2.	Comment

In the Portfolio of Investments, the line item for FrontierVision, LP (Sr. Unsec’d Notes) appearing on page 8 of the Annual Report discloses that the applicable interest rate is “Zero.” Please confirm whether or not this is correct or whether the issue is in default or otherwise not interest-paying.

Response

FrontierVision, LP is an escrow bond received as a result of the reorganization of Adelphia. There is no interest payment received from FrontierVision, and therefore we are treating the bond as being at a coupon of zero %. It is to serve as a placeholder in the portfolio for any potential future distribution.

3.	Comment

In the Portfolio of Investments, footnote (f) appearing on page 12 of the Annual Report discloses the aggregate market value and percentage of market value of the Fund represented by securities that were fair valued in accordance with the Fund’s valuation procedures. Please consider individually identifying each security that was fair valued.

Response

The applicable rules do not require the specific identification of securities that were fair valued, and we respectfully decline to do so.

4.	Comment

In the Statement of Changes in Net Assets appearing on page 15 of the Annual Report, no dollar amount is disclosed for the year ended March 31, 2007 (the prior fiscal year) for undistributed net investment income. Please disclose, for both fiscal years, any such balances, whether the net income is undistributed or overdistributed.

Response

Based on our review of the applicable requirements as set out in Rule 6-09.7 under Regulation S-X, the Fund is required to disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period. Because there was no undistributed net investment income as of the end of the period, we do not believe the parenthetical disclosure is required.

5.	Comment

Note 5 to the Financial Statements, entitled “Borrowings,” discloses the Fund’s credit agreement with a group of unaffiliated lenders. Please provide additional detail on how the credit facility works, and in particular, how the security interest referenced in the Note would operate in the event of a default.

Response

PFPC Trust Company (“PFPC”), as the Fund’s custodian, has custody of the Fund’s assets. In connection with establishing the Fund’s secured credit facility (the “Facility”), the Fund, PFPC and the agent to the lenders under the Facility (the “Agent”) entered into a control agreement and a security agreement pursuant to which the Fund granted the Agent a security interest in the Fund’s assets and appointed PFPC as collateral agent. PFPC established and maintains a collateral account in the name of the Fund that notes the pledge of the Fund’s assets for the benefit of the Agent.

If an Event of Default (as defined in the Facility) has occurred and is continuing, the Agent is able to utilize certain rights over the Fund’s assets. More specifically, under the security agreement, the Agent may utilize the rights granted to a secured party under the New York Uniform Commercial Code as well as dispose of the collateral under the security agreement in a commercially reasonable method, manner, time, and place and on commercially reasonable terms. To the extent of any excess of the collateral disposed of over the obligations under the Facility, the Agent must account to the Fund.

6.	Comment

Item 24 of Form N-2 requires that the Fund’s shareholder report include a statement explaining to shareholders how they may access the Fund’s proxy voting records for the most recently completed proxy reporting period ended June 30.

Response

Future shareholder reports will include the required explanation which will direct shareholders to the Fund’s proxy voting records website as well as to the SEC’s website.

7.	Comment

Item 24 of Form N-2 requires that the Fund’s annual shareholder report include a statement explaining to shareholders that they should refer to the Fund’s Statement of Additional Information (SAI) for more information on the Fund’s directors and how they may obtain an SAI free of charge.

Response

Because the Fund’s SAI is not updated to reflect changes in director information, the Fund’s SAI will not provide Fund shareholders with current and accurate information regarding the Fund’s management. Therefore, we respectfully decline to include this statement in the annual shareholder report.

8.	Comment

The Fund’s answer of “not applicable” in response to Items 4(e)(2) and 4(f) included in Form N-CSR filed by the Fund on June 6, 2008, seems unresponsive, because both items require the Fund’s responses to disclose applicable percentages, even if the applicable percentage(s) are zero.

Response

The Fund responded “zero” in response to both items to indicate that nothing was reportable. However, in future shareholder reports fillings on Form N-CSR, the Fund will answer both items by disclosing applicable percentages, even when the applicable percentage is zero.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in Form N-CSR, (ii) SEC staff comments or changes to disclosure in Form N-CSR in response to SEC staff comments do not foreclose the SEC from taking any action with respect to Form N-CSR; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 973-367-7503 or Jonathan Shain at 973-802-6469 if you should have any questions.

Sincerely yours,

/s/ Grace C. Torres
Grace C. Torres

cc: Ms. Christine D’Angelo (SEC Staff)

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